January 10, 2025

Gregory Zikos
Chief Executive Officer
Costamare Bulkers Holdings Limited
7 rue du Gabian, MC 98000
Monaco

       Re: Costamare Bulkers Holdings Limited
           Amended Draft Registration Statement on Form 20-FR12B
           Response Letter dated December 27, 2024
           CIK No. 0002033535
Dear Gregory Zikos:

       We have reviewed your letter of response and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Response Letter dated December 27, 2024
Financial Statements, page F-1

1.     We understand from your response to prior comment 5 that you do not believe
       financial statements for the registrant are required because you believe it meets the definition of a business combination related shell company, although you represent
       that the Company       will acquire the Shipowning Subsidiaries prior to
completion of
       the spin-off and will acquire CBI promptly after completion of the spin-off.

       The definition of a business combination related shell company (as set forth in Rule
       405 of Regulation C) applies when the shell entity is formed either solely for the purpose of changing its corporate domicile within the United States; or solely for the
 January 10, 2025
Page 2

       purpose of completing a business combination transaction among one or more entities other than the shell company, none of which is a shell company.

       As the Company is incorporated in the Republic of the Marshall Islands and is the
       intended recipient of the dry bulk business of Costamare Inc., it does not meet this definition. We reissue prior comment 5.

2.     We note your disclosure on page 42 stating    Currently Costamare
Bulkers Holdings
       holds all of the equity interests in Costamare Inc.   s subsidiaries
that held, hold or were
       formed for the purpose of holding the owned dry bulk vessels and any related assets and liabilities through our wholly owned subsidiary, Costamare Bulkers
Ships.    Tell
       us how your response to prior comment 5, characterizing Costamare Bulkers Holdings
       Ltd. as a shell company, reconciles with this disclosure.

       Please clarify the extent to which this disclosure reflects any aspects of the internal reorganization that was intended to be completed prior to the spin-off, as referenced on pages F-8 and F-18, and indicate the dates associated with any such events. Please describe to us the status of the entity since its formation on September 29, 2023, and provide us with details of all operations, including any assets and liabilities held or conducted by or through the entity since that date.

       Please also explain to us how the formation date and your characterization of the entity as a shell company reconcile with disclosures on pages 31 and F-39 of the
       Costamare Inc. 2023 third quarter, and 2022 annual reports, in which Costamare
       Bulkers Holdings Limited is identified as the parent of Costamare Bulkers Inc.
       beginning in 2022.


       Please contact Lily Dang at 202-551-3867 or Robert Babula at 202-551-3339 if you
have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any other questions.



                                                             Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   D. Scott Bennett, Esq., of Cravath, Swaine & Moore LLP